[LOGO OF CLIFFORD CHANCE]

February 7, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	iShares Silver Trust—Registration Statement on Form S-1 (File No. 333-125920)
Response to Staff Comment Letter dated September 22, 2005

Dear Mr. Schwall:

Thank you for your letter dated September 22, 2005 setting forth the comments of the staff of the Securities and Exchange Commission to the pre-effective amendment No. 1 to the Registration Statement on Form S-1 filed on June 17, 2005 in respect of shares to be issued by the iShares Silver Trust, a trust to be governed by the laws of the State of New York.

The responses to the staff’s comments are set forth below. For convenience, we have re-typed in italics the staff’s comment preceding each response.

Prospectus Cover Page

1.	We note your response to our comment 1. However, we have further comments. We refer you to your statement in this section that the London branch of JP Morgan Chase Bank, N.A. is the Custodian of the trust and the fact that your Custodian Agreement specifies that the governing law is English law and the jurisdiction is the English courts.

We note the new language you have added on pages 2 and 30, stating that claims by shareholders again the custodian may be limited. However, it appears that you are stating those claims are limited only because the holders of iShares are not parties to the custodian agreement. Please disclose whether their claims would be limited against the Trust or Trustee, or any other party, as a result of this choice of law.

We note that you have filed an opinion of counsel regarding statements of English law as exhibit 99.1. However, the opinion should not state that a particular section of the Prospectus “fairly summarizes” English law. Please refer to similar filings where an opinion of counsel regarding English law has been obtained. Please also refer to the “relevant sections” listed in similar filings. Your opinion refers to only one relevant section, while others refer to several.

New language has been added at pages 2, 11 and 32 in response to this comment and a revised opinion of English counsel is being filed with pre-effective amendment No. 2 to the Registration Statement.

[LOGO OF CLIFFORD CHANCE]

Plan of Distribution, page 38

2.	We note your response to our prior comment 3 relating to the Initial Purchaser. However, please tell us whether the Authorized Participants, or any other party acting as underwriters, will engage in any electronic offer, sale or distribution of the units and, if so, describe their procedures to us. We may comment further.

Although the sponsor is not involved in any decisions regarding how Authorized Participants may offer or sell shares of the Trust, the sponsor believes that if Authorized Participants engage in offers and sales that would constitute underwriting of the shares, they may avail themselves of the use of electronic means in connection with such offers or sales to the extent allowed by the rules adopted last year by the Commission (Release No. 33-8591). The Authorized Participants are under no obligation to share with the sponsor their broker/dealer or underwriting compliance procedures.

Part II

Exhibits 5.1 and 8.1

3.	We note your response to our comment 7. However, please include signed copies of your opinions of counsel with your next amendment.

Signed opinions are being filed with pre-effective amendment No. 2 to the Registration Statement.

In addition, in communication dated December 12, 2005, the staff requested confirmation that the Sponsor “will require Authorized Participants to provide the notification required by Rule 173 under the Securities Act.” In response to this request, Section 5.01 of the Standard Terms for Authorized Participant Agreements has been amended to include the Authorized Participant’s undertaking to provide the notice required by Rule 173. The amended Standard Terms are filed as an Exhibit to pre-effective amendment No. 2 to the Registration Statement.

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Please direct any comments or questions regarding the enclosed materials to the undersigned at (212) 878-8075 or to Edgard Alvarez at (202) 912-5007.

Sincerely,

/S/    DAVID YERES

David J. Yeres

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